EXHIBIT 11

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF NET INCOME (LOSS)

PER COMMON SHARE

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

	YEARS ENDED DECEMBER 31,
	2000	2001	2002	2003	2004
Loss from continuing operations before cumulative effect of change in accounting principle	$(227,549)	$(363,436)	$(328,962)	$(464,769)	$(306,896)
Dividends on preferred stock	(59,469)	(79,028)	(79,786)	(54,294)	(38,618)
Gains (losses) on purchases of preferred stock	—	—	95,809	(1,603)	—

Loss from continuing operations before cumulative effect of change in accounting principle applicable to common stock for basic and diluted computations	(287,018)	(442,464)	(312,939)	(520,666)	(345,514)

Income (loss) from discontinued operations	(9,788)	(45,158)	9,041	10,458	542,006

Cumulative effect of change in accounting principle	—	—	—	(551)	—

Net income (loss) applicable to common stock for basic and diluted computations	$(296,806)	$(487,622)	$(303,898)	$(510,759)	$196,492

Weighted-average number of common shares outstanding during the period for basic and diluted computations (in thousands)	178,588	214,246	218,028	216,947	221,693

Per common share—basic and diluted:
Loss from continuing operations before cumulative effect of change in accounting principle	$(1.61)	$(2.07)	$(1.43)	$(2.40)	$(1.56)
Income (loss) from discontinued operations	(0.05)	(0.21)	0.04	0.05	2.45

Cumulative effect of change in accounting principle	—	—	—	(0.01)	—

Net income (loss)	$(1.66)	$(2.28)	$(1.39)	$(2.36)	$0.89